SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
______________________________

CBRE Realty Finance, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12498B307
(CUSIP Number)

Walter Horn
General Counsel
Arbor Realty Trust. Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, New York 11553
(516) 832-8002

(Name, address and telephone number of person authorized
to receive notices and communications)

November 27, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)

CUSIP No. 12498B307			(PAGE 2 OF 5)
1		NAME OF REPORTING PERSON	Arbor Realty Trust, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Maryland
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	2,900,756
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	2,900,756
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,900,756
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.4%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 12498B307	(PAGE 3 OF 5)

 EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D filed by Arbor Realty Trust, Inc., a Maryland corporation ("Arbor Realty") on November 23, 2007, as amended by Amendment No. 1 thereto, filed on November 27, 2007 (together, the "Schedule 13D"), relating to its beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of CBRE Realty Finance, Inc., a Maryland corporation (the "Issuer").  This Amendment No. 2 (i) amends and restates Item 6 of the Schedule 13D as set forth below.  Unless amended or supplemented by this Amendment No. 2, all information previously reported on the Original Schedule 13d remains in effect.

ITEM 1	Security and Issuer

            There is no change to Item 1 of the Schedule 13D.

ITEM 2	Identity and Background

            There is no change to Item 2 of the Schedule 13D.

ITEM 3	Source and Amount of Funds or Other Consideration

            There is no change to Item 3 of the Schedule 13D.

ITEM 4	Purpose of Transaction

There is no change to Item 4 of the Schedule 13D.

ITEM 5	Interest in Securities of the Issuer

            There is no change to Item 5 of the Schedule 13D.

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

            On November 27, 2007, pursuant to a margin agreement between Arbor Realty and a third party brokerage firm, the brokerage firm agreed to make a $7 million margin loan to Arbor Realty and Arbor Realty agreed to pledge the 2,900,756 shares of Common Stock beneficially owned by it (the "Pledged Common Stock") to the brokerage firm. Any margin loans that have been or may be made pursuant to this margin agreement involve margin securities of up to a specified percentage of the market value of the securities held in Arbor Realty's margin account and bear interest at varying rates.

            Pursuant to the margin agreement, such margin loans contain standard default and similar provisions and require Arbor Realty to keep a certain level of equity in its margin account based on regulatory requirements and the margin agreement. In the event that Arbor Realty's equity in its margin account falls below the required level (or upon the occurrence of certain standard events of default), the brokerage firm may take action such as issuing a margin call to Arbor Realty and/or selling (in its capacity as a secured party) the securities held in Arbor Realty's margin account in order to cover the deficiency and maintain the required equity in the margin account.

           Other than as described above, there are no contracts, arrangements, understandings or relationships among Arbor Realty and any of the directors or executive officers of Arbor Realty, or between any of such persons and any other person, with respect to any securities of the Issuer.

CUSIP No. 12498B307	(PAGE 4 OF 5)
ITEM 7           Material to Be Filed as Exhibits

There is no change to Item 7 of the Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 29, 2007

ARBOR REALTY TRUST, INC.

By:       /s/ Ivan Kaufman___________
Name: Ivan Kaufman
Title:   Chief Executive Officer